Exhibit 99.2 IMPACT ESG INVESTMENT Digitising physical objects to enable the circular and closed loop economy (NASDAQ:SMX) Spring 2023 1

Contents Page 3 Disclaimers Overviews 9 15 SMX Gives Materials Memory 22 SMX Technology Innovation 33 SMX Technical Objectives & Challenges 37 SMX Market Opportunities 48 SMX Adoption, Scale, Commercialisation & PIPE Update 2 2 Proprietary to SMX, and protected under Federal US, AU, Irish and EU IP laws and regulations, as are any results (physical or intellectual property) of any work done.

Disclaimers 3

Disclaimer US This presentation (together with any oral statements made in connection herewith, the Presentation ), is provided for informational purposes only and has been prepared to assist interested parties in evaluating SMX (Security Matters) Public Limited Company ( SMX ) and for no other purpose. No Offer or Solicitation This Presentation is not an offer, or a solicitation of an offer, to buy or sell any investment or other specific product. This Presentation is for informational purposes only and does not constitute or include an offer to sell, or a solicitation of an offer to purchase or subscribe for, equity interests or securities of any kind or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Any such offer or solicitation will be made only in connection with the delivery of a prospectus meeting the requirements of the Securities Act of 1933, as amended (“Securities Act”), or exemptions therefrom. This Presentation is not intended to form the basis of any investment decision by the recipient and does not constitute investment, tax or legal advice. You should consult your own advisers concerning any legal, financial, tax or other considerations concerning the opportunity described herein as well as the merits and risks involved. The general explanations included in this Presentation cannot address, and are not intended to address, your specific investment objectives, financial situations or financial needs. Readers should carefully review the risk factors and other cautionary statements described therein before making an investment decision. No representation, express or implied, is or will be given by SMX or its affiliates and advisors as to the accuracy or completeness of the information contained in this Presentation. 4 Proprietary to SMX, and protected under Federal US, AU, Irish and EU IP laws and regulations, as are any results (physical or intellectual property) of any work done.

Disclaimer US (cont’d) INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED THEREIN. Industry and Market Information Information contained in this Presentation concerning SMX’s industry and the markets in which it operates, including SMX’s general expectations and market position, market opportunity and market size, is based on information from SMX’s management’s estimates and research, as well as from industry and general publications and research, surveys and studies conducted by third parties. In some cases, SMX may not expressly refer to the sources from which this information is derived. Management estimates are derived from industry and general publications and research, surveys and studies conducted by third parties and SMX’s knowledge of its industry and assumptions based on such information and knowledge, which SMX believes to be reasonable. In addition, assumptions and estimates of SMX’s and its industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors. These and other factors could cause SMX’s future performance and actual market growth, opportunity and size and the like to differ materially from our assumptions and estimates. Trademarks All rights to the trademarks, copyrights, logos and other intellectual property listed herein belong to their respective owners and SMX’s use thereof does not imply an affiliation with, or endorsement by the owners of such trademarks, copyrights, logos and other intellectual property. Solely for convenience, trademarks and trade names referred to in this Presentation may not appear with the ® or TM symbols, but such references are not intended to indicate, in any way, that SMX’s will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks and trade names. 5 Proprietary to SMX, and protected under Federal US, AU, Irish and EU IP laws and regulations, as are any results (physical or intellectual property) of any work done.

Disclaimer US (cont’d) Disclaimer and Cautionary Note Regarding Forward-Looking Statements This Presentation includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “may,” “can,” “will,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends that are not statements of historical matters. Such forward-looking statements with respect to revenues, earnings, performance, strategies, the market, prospects and other aspects of the business of SMX are based on current expectations that are subject to risks and uncertainties. A number of factors, many of which are outside of the control of SMX, could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, including (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) failure to realize the anticipated benefits of SMX’s recently closed business combination with Lionheart III Corp.; (iii) SMX’s limited operating history; (iv) SMX’s ability to grow and manage its growth effectively; (v) SMX’s ability to execute its business plan; (vi) SMX’s estimates of the size of the markets for its products; (vii) the rate and degree of market acceptance of SMX’s products; (viii) SMX’s ability to identify and integrate acquisitions; (ix) SMX’s future investments in its technology and operations; (x) potential litigation involving SMX or the validity or enforceability of SMX’s intellectual property; (xi) risks relating to the uncertainty of the projected financial information with respect to SMX; (xii) the effects of competition on SMX’s business; (xiii) developments and changes in laws and regulations; (xiv) the impact of significant investigative, regulatory or legal proceedings; (xv) general economic and market conditions impacting demand SMX’s products and services; (xvi) the amount of cash available following SMX’s recently closed business combination and ability to repay indebtedness and satisfy liabilities; (xvii) the ability to meet Nasdaq’s listing standards; (xviii) the ability of SMX to issue equity or equity-linked securities in the future; and (xix) those factors discussed under the heading “Risk Factors” and elsewhere in the documents of SMX filed, or to be filed, with the Securities and Exchange Commission. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that SMX presently has not identified or that it currently believes are immaterial that could also cause actual results to differ materially from those contained in the forward-looking statements. In addition, forward-looking statements reflect SMX’s expectations, plans or forecasts or future events and views as of the date of this Presentation. SMX anticipates that subsequent events and developments will cause its assessments to change. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. SMX undertakes no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. 6 Proprietary to SMX, and protected under Federal US, AU, Irish and EU IP laws and regulations, as are any results (physical or intellectual property) of any work done.

SMX Gives Materials Memory 7

The System Within Within your business lies a world of potential; potential that can be realized by something so miniscule you won’t even know it’s there. An invisible solution that can turn your business into an intelligent ecosystem. Building an inter-connected network. Putting sustainability at the heart of what you do. By empowering you at a molecular level, we'll help your business drive change on a greater scale. Because inside your operation lies the power to transform tomorrow. SMX. The system within. The System Within Value Proposition Sustainably-run businesses can be more effective businesses, that want to make better choices for their company and the planet. SMX uses technology designed to turn businesses into ecosystems that work as a united whole, unlike less adaptable technologies and platforms that can’t deliver the system change required. 8 Proprietary to SMX, and protected under Federal US, AU, Irish and EU IP laws and regulations, as are any results (physical or intellectual property) of any work done.

SMX Origin Story ‘From in the dark to informed intelligence’ There are moments the ground shifts beneath our feet. Suddenly, the entire global landscape changes, and business can no longer operate in the way it did before. Today, we are experiencing that change. The world is demanding greater and greater transparency, efficiency and resilience - a call to do things better; a challenge loaded with so much exciting possibility. That is why SMX decided to find a new way to unlock knowledge – to help counter the lack of transparency and create a system where bad actors have nowhere to hide. With ‘augmented materials,’ you can know the granular detail of a material – its provenance, its purity, its integrity. That way, transparency can be built-in, and industry can gain the intelligence it needs to work in smarter and more productive ways - linking parts of the value chain and enabling use, reuse and reuse again to realize the potential of materials. st It’s a system designed for the 21 century economy. A system that is highly innovative and can empower businesses to build the real-world circular economy. A system that can help change the way we operate from the inside out. The system within. 9 Proprietary to SMX, and protected under Federal US, AU, Irish and EU IP laws and regulations, as are any results (physical or intellectual property) of any work done.

SMX 4 Key Benefits Multiple-stages and multiple-loops traceability: The resilience of the SMX marker and block-chain platform is designed to ensure that the data is never compromised or lost, enabling more accurate and reliable traceability as the material is recycled/reused multiple times Enhanced data flow and circularity: The SMX marker enables you to store data at a molecular level within products and materials, allowing for increased transparency of marked content, for greater granularity and ease of recycling Exciting knowledge gathering potential: The SMX reader is designed to enable easy data gathering at any point within the supply chain, without affecting the product or material, eliminate blind spots, and provide the complete picture Multiple application possibilities: Each SMX marker is unique and can be applied to any material, providing access to a large number of markers and a system with greater potential for different applications 10 Proprietary to SMX, and protected under Federal US, AU, Irish and EU IP laws and regulations, as are any results (physical or intellectual property) of any work done.

Our Vision To unlock the way global business will operate tomorrow, by enabling a real-world circular economy. We can help make the transition to a circular economy positive, productive and profitable for everyone in the value chain – and for the planet. Our goal is to be the global standard & best practice for recording & connecting all physical goods with a digital twin on “ the blockchain 11 Proprietary to SMX, and protected under Federal US, AU, Irish and EU IP laws and regulations, as are any results (physical or intellectual property) of any work done. “

What is the ‘Circular Economy’? The circular economy is a new way of looking The circular economy moves away from the traditional “take- at the relationships between markets, make- dispose” economic model to one that is regenerative by design, with the goal of retaining as much value as possible from customers and natural resources. resources, products, parts and materials to create a system that allows for longer life, optimal reuse, refurbishment, remanufacturing and recycling. Companies who implement the circular economy concentrate on rethinking products and services using principles based on Move away from durability, renewability, reuse, repair, replacement, upgrades, the linear economy… refurbishment and reduced material use. By applying these principles, companies can design out waste, increase resource productivity and decouple growth from natural resource consumption. This is the biggest opportunity to transform production and consumption since the First Industrial Revolution 250 years ago. By unleashing circular innovation, we can boost Enable the the global economy’s resilience, support people and Circular Economy… communities around the world and help fulfil the Paris Agreement and the UN Sustainable Development Goals. - World Business Council for Sustainable Development, CEO Guide to the Circular Economy,2017 12 Proprietary to SMX, and protected under Federal US, AU, Irish and EU IP laws and regulations, as are any results (physical or intellectual property) of any work done.

Circular Closed Loop Economy The core challenge of climate change and protecting the environment is not only limited to carbon emissions or coal, but about reusing products again, so we can reduce the amount of raw materials we need. It is uneconomical and inefficient to use 100% new materials in every product you manufacture. By reclaiming & recycling the materials from unwanted products at the end of their lifecycle, it can be more efficient and economical for the business and the industry as a whole. 13 Proprietary to SMX, and protected under Federal US, AU, Irish and EU IP laws and regulations, as are any results (physical or intellectual property) of any work done.

SMX Technology Innovation 14

To be a Leading Impact ESG Investment High Impact Potential for Positive Change SMX’s technology is an enabler for global companies across various industries to transition more successfully to a sustainable circular economy. By adopting SMX’s technology, they can tangibly measure and track the raw material from origination, through the supply chain and at the end of life – where the amount of material recycled/reused from that product item can be measured and as well as the number of times that specific material/item has been recycled/reused. This gives brands/companies the option and ability to record this on SMX’s planned digital blockchain platform to more accurately claim carbon & plastic credits that are tangibly linked to a physical recycled commodity – potentially resulting in a valuable tradeable asset. The overall transition to the Circular Economy, by incentivizing players along the value chain, can be made by commoditizing and increasing the value of the recycled materials - motivating the circular economy via the financial markets. SMX believes it is the only technology that has tangibly demonstrated a full transparent circularity successfully. 15 Proprietary to SMX, and protected under Federal US, AU, Irish and EU IP laws and regulations, as are any results (physical or intellectual property) of any work done.

To be a Leading Impact ESG Investment Market Applications and Appeal SMX’s technology can be applied at a molecular level on solids, liquids or gas at multiple points in the supply chain as a drop in solution. This enables SMX to work strategically in the following segmented markets, across a variety of materials. Segmented Markets Materials Circular Economy / Supply Chain Plastics, Rubber Gold, Diamonds, Timber/Lumber, Cement, Ethical Mining & Raw Minerals Ore & Rare Earths Electronics & Components Electronics & Silicon Wafer Leather, Organic Silk, Organic Cotton, Wool, Fashion & Cosmetics Vegan Leather, Polyester, EVA, TPU, ABX, PET Sustainability & Food Security Wine, Animal Feed, Palm Oil, Seeds SMX’s potential for positive ESG impact is exciting, and its ability to more accurately and transparently measure has been proven. 16 Proprietary to SMX, and protected under Federal US, AU, Irish and EU IP laws and regulations, as are any results (physical or intellectual property) of any work done.

Enabling Technology to Successfully Transition to a Circular Economy As global businesses faces new and complex challenges relating to carbon neutrality and meeting new governmental and regional regulations and standards, SMX is able to offer players along the value chain access to its marking, tracking, measuring and digital platform technology to transition more successfully to a low-carbon economy. SMX is a key technological tool in enabling brands/companies to: • Use a transparent, measurable, tangible technology that can more accurately identify the origins and material composition of raw materials within the finished consumer product and its packaging, enabling it to re-enter the economy for recycling/reuse. • Be better positioned to create a leading industry standard relating to carbon neutrality, ethics and the ability to meet new government regulations and standards. • Adopt a transparent value chain stakeholder compliance approach. 17 Proprietary to SMX, and protected under Federal US, AU, Irish and EU IP laws and regulations, as are any results (physical or intellectual property) of any work done.

SMX Tech Solution Benefits CIRCULAR ECONOMY The raw material is marked and recorded on blockchain to enable more accurate identification for recycling and allows the company to lodge a credible carbon credit claim. BLOCKCHAIN PLATFORM (optional) SUPPLY CHAIN INTEGRITY Gives the ability to detect Greater protection from Product diversion of products and verify Diversion/Loss or Dilution or Product Authenticity in real time Substitution. without destroying the item at multiple points in the supply chain and at retail level. MORE COMPREHENSIVE TRACEABILITY COMPLIANCE & LIABILITY Greater traceability of product origin (i.e. Authenticate Ethical Sources & Enabler of compliance for ESG Origination) and supply chain history. regulations, international customs and industry quality regulation. Ability to read product’s history by Markers are compatible with food scanning the item. In addition to date & regulation. origin and material composition, it can identify if any parts have been changed or repaired (where & when). 18 Proprietary to SMX, and protected under Federal US, AU, Irish and EU IP laws and regulations, as are any results (physical or intellectual property) of any work done.

SMX’s View of its Technology 1 1 Innovative 2 Sustainable 3 Essential 19 Proprietary to SMX, and protected under Federal US, AU, Irish and EU IP laws and regulations, as are any results (physical or intellectual property) of any work done.

1. Innovative Technology for 3 product lifecycles Raw material Production Production Customer Customer Recycling/ Reuse • SMX believes permanent marking of any object (either solid, liquid or gas) makes the technology unique. • SMX offers an advanced next generation technology that can invisibly mark and store multiple data at a molecular level, in solids, liquids or gas. • The code is created by a combination of molecules detected by an innovative energy band. • Marker embedded in or on materials and products can be read in real time via easy-to-use portable hand-held scanner and is protected by a blockchain ledger. • SMX believes its technology is difficult to replicate by any competitors and is superior to alternative forms of supply chain security. 20 Proprietary to SMX, and protected under Federal US, AU, Irish and EU IP laws and regulations, as are any results (physical or intellectual property) of any work done.

2. Sustainable Accountability Transparency & ownership of lifecycle data from origins of raw materials to key production phases & end of product life – recycling. • A mine–to–marketplace ethical supply chain assurance & transparency technological platform that parties along the value chain can utilize to monitor the lifecycle and origins in real time. • Enables parties to authenticate and provide proof of quality, quantity and origin of materials for credible ESG reporting for stakeholders, insurance, trading platforms, logistics, financing, international customs and industry regulations. 21 Proprietary to SMX, and protected under Federal US, AU, Irish and EU IP laws and regulations, as are any results (physical or intellectual property) of any work done.

3. Essential For Circular Closed Loop Economy to Function & Operate By being able to create a digital twin for physical objects, SMX enables different players in the value chain of production to create a global ledger of physical goods which may result in new business and revenue streams. • SMX can help form a new revenue model and business stream for companies balancing the use of both recycled and virgin raw materials during production. 22 Proprietary to SMX, and protected under Federal US, AU, Irish and EU IP laws and regulations, as are any results (physical or intellectual property) of any work done.

End to End Technology Solution for Circularity SMX is an environmentally sustainable technology that can more accurately identify the origins and material composition of raw materials within the finished consumer product and its packaging, enabling it to re-enter the economy for recycling/reuse. A chemical-based A blockchain record to store A reader to identify hidden marker system and verify ownership data these codes • Patented sensitive reader • Records datasets through the • Mark any object either solid, liquid receives response signal from or gas supply chain marker • Transfer of ownership • Apply marks to multiple layers • Ability to read the data • Enables proof of authenticity and • Combination of 500,000+ marker embedded in the item within quality assurance molecules to help make each mark seconds without having to unique destroy the product or send the • Visibility of supply chain item to a special lab for testing. • Designed not to change the movements composition, quality and characteristics such as colour, weight, taste and smell of the material. 23 Proprietary to SMX, and protected under Federal US, AU, Irish and EU IP laws and regulations, as are any results (physical or intellectual property) of any work done.

The World Business Council for Sustainable Development - Member The World Business Council for Sustainable Development (WBCSD) is a global, CEO-led organization of over 200 leading businesses working together to accelerate the transition to a sustainable world. WBCSD is delighted to welcome Security Matters as our newest member. There is a huge potential for this kind of technology to revolutionize industries including fashion, electronics, agriculture, “ gold and precious stones. We look forward to working with Security Matters to help advance our shared goals Peter Bakker, President and CEO of WBCSD, 10 June 2020 24 Proprietary to SMX, and protected under Federal US, AU, Irish and EU IP laws and regulations, as are any results (physical or intellectual property) of any work done. “

SMX Technical Objectives and Challenges 25

A Significant & Growing Market US$4.5 US$60.7 US$500 148m Trillion Billion Billion Tonnes The circular economy is a The Global Plastic Global sales of counterfeit Global textile waste is US$4.5 trillion opportunity, Recycling Market is and pirated goods are expected to reach 148 presenting potential for global estimated to reach US estimated at a value of million tons annually by economic growth, $60.7bn by 2025 US$500bn a year 2030 accelerating society towards a sustainable future. Sources: McKinsey surveys of global Supply Chain leaders (May 15 – May 22, 2020, N=60; U.S. Intellectual Property and Counterfeit Goods— Landscape Review of Existing/Emerging Research; OECD ESG Investing: Practices, Progress and Challenges; environmental leader; analytics insights. https://www.fashionrevolution.org/. https://www.prnewswire.com/news-releases/global-plastic-recycling-market-report-2020-301222208.html. 26 Proprietary to SMX, and protected under Federal US, AU, Irish and EU IP laws and regulations, as are any results (physical or intellectual property) of any work done.

The Shift has Already Begun Movement towards Shift from linear Continued fight Increasing ESG the digital economy to circular against counterfeit investment and awareness economies 50% 93% >50% 33% of the World’s of the of Supply of Brand Largest Industrial US $50 Trillion Chain Leaders Owners Companies in Assets Will rely on digital twins Plan to increase the Are committing to Under professional innovative technology to level of resilience establishing circular management gain an added insight across their supply value chains. representing ESG into their products, chain as a result of investments. assets, processes, COVID-19. operations. Source: McKinsey surveys of global Supply Chain leaders (May 15 – May 22, 2020, N=60; U.S. Intellectual Property and Counterfeit Goods— Landscape Review of Existing/Emerging Research; OECD ESG Investing: Practices, Progress and Challenges; environmental leader; analytics insights 27 Proprietary to SMX, and protected under Federal US, AU, Irish and EU IP laws and regulations, as are any results (physical or intellectual property) of any work done.

The Shift has Already Begun Product Portfolio Business Model Product- Sustainable Use- Solution- Concept oriented oriented offering oriented Offer ecosystem around Make product offering Offer the use of Service products to products while “sustainable solutions” more sustainable and extend product life and to help customers encourage sustainable recycling of materials maintaining ownership to reduce excess become more choice of customers production sustainable Sustainability Repair/ Sustainable Sustainable Rental Examples score remanufacturing offering solution 28 Proprietary to SMX, and protected under Federal US, AU, Irish and EU IP laws and regulations, as are any results (physical or intellectual property) of any work done.

SMX Market Opportunity 29

SMX Tech and Blockchain Benefits For Ethical & ESG Compliance For Raw Commodities, Precious Metals & Diamonds • Help reduce credit risk and compliance burden • Help expedite funding & credit lines and reduce cost of funds to miners Transaction transparency• Enable more accurate reporting of quantity and quality of mineral being mined and refined to financiers, traders and insurance • Transparency and assurance based on science and technology – not paper based • Help detect fraud and adulteration on the spot Authentication • Prevent unauthorised materials from entering production chain • Linking of physical mineral with its digital twin • More secure digital records Blockchain supply • Greater transparency between supply chain stakeholders chain management • Blockchain ledger • Source provenance - identification and verification Sustainability & Liability• Trace back at end-of-life for recycling • Trace back at misuse, defect or accident Monetize benefits of the • Help de-risk & lower cost of inventory financing models Marker in a closed loop• Introduce a globally recognized industry standard for ‘grading’ based on quality and economy traceability where it can be priced and traded on the open market accordingly 30 Proprietary to SMX, and protected under Federal US, AU, Irish and EU IP laws and regulations, as are any results (physical or intellectual property) of any work done.

SMX Tech Application Gold 31

Partnership with The Perth Mint “This is a particularly significant development given the increasing focus on Environmental, Social and Governance (ESG) practices across the world pertaining to the gold supply chain. This game changing technology will report the origin of the gold and how the metal moves through the entire production and distribution process. This complete transparency will instil even greater trust in a commodity which already provides the ultimate refuge during times of economic and geopolitical turmoil.” RichardHayes,CEO – The Perth Mint, 5 February 2020 32

ESG & Ethical Compliance for the Gold Industry TRANSPARENCY FROM MINE TO RECYCLING AND BACK TO REFINING. An ethical gold supply chain assurance solution that spans the gold value chain from mine to refinery to terminal market through recycling and back again to refinery. • To better enable the parties in the Gold value chain to authenticate and provide proof of quality, quantity and origin of gold for credible ESG reporting for stakeholders, insurance, trading platforms, logistics, financing, international customs and industry regulations. • To create a digital twin that is recorded on a digital blockchain platform for physical products - enabling different players in the Gold value chain of production to create a global ledger of physical goods. • To enhance, compliment & promote the current ESG frameworks provided by WGC (Responsible Gold Mining Principles) and LBMA (Responsible Sourcing Programme), by offering its members a technology and blockchain platform that can promote and help drive integrity, anti-counterfeiting, corporate transparency, accountability and sustainability. 33 Proprietary to SMX, and protected under Federal US, AU, Irish and EU IP laws and regulations, as are any results (physical or intellectual property) of any work done.

SMX Tech Application Fashion Sustainability Competence Centre 34

Enabling Fashion Brands to Meet Carbon Neutrality & ESG Targets SMX officially opened a Fashion Sustainability Competence Centre to provide fashion brands more transparent, cost-effective and efficient access to SMX’s ‘plug & play’ proprietary technology that has been designed for use within the fast, high volume and low-price fashion industry. • SMX’s innovative technology and digital twin blockchain platform 3.0 that can enable participating fashion brands to recycle their own merchandise (clothes, shoes, accessories including sunglasses) back into higher quality materials and merchandise, is ready for commercial scale operations. SMX can work with fashion brands by building and adapting the technology to their production facilities. • SMX Blockchain provides a more transparent, cost efficient and tangible platform for upstream and downstream value chain players to co-ordinate, share data and evolve production methods from a linear model (take-make-dispose) to a circular model (take- reuse/make – recycle). • SMX’s Equilibrium Circular Economy business model can reduce the amount of raw materials required and amount of waste whilst meeting the financial goals and ESG demands of the market and consumers, which is vital to future-proof the fashion industry. • It is envisioned that the SMX technology can allow US, UK and EU companies to comply with new regulations on carbon emission and sustainability including the EU Green Deal. • SMX’s technology is applicable across a range of materials including wool, organic cotton, organic silk, leather, EVA, TPU, ABS, PET, Vegan Leather, Polyester and its applications encompasses shoes, trainers, leather goods, clothes, sunglasses and accessories. 35 Proprietary to SMX, and protected under Federal US, AU, Irish and EU IP laws and regulations, as are any results (physical or intellectual property) of any work done.

The Fashion Equilibrium Circular Economy • Enabling Conscious Fashion • Enabling Circular Economy Production Values 36 Proprietary to SMX, and protected under Federal US, AU, Irish and EU IP laws and regulations, as are any results (physical or intellectual property) of any work done.

SMX Tech Application Electronics Governmental Cyber Authorities & Agencies 37

Circular Electronics Partnership (CEP) The World Business Council for Sustainable Development (WBCSD) and SMX launched a pilot project for Circular Electronic Manufacturing Overview • Invited by the WBCSD, SMX joined the first private sector alliance of top electronic brands and its founding partners of the Circular Electronics Partnership (CEP). • The members of the CEP include Dell Technologies, Microsoft, Cisco, Google, Vodafone, Lanxess, Sims Lifecycle Services, Glencore, KPMG International and Closing the Loop, among others. • The Circular Electronic Manufacturing pilot project can play a tangible and practical role in CEP’s roadmap for the electronic brands and manufacturers to transition more successfully to a circular economy. The primary objective of the pilot project is to demonstrate how SMX’s technology can mark, track & trace EEE (Electronic & Electrical Equipment) along the supply chain, can enable circularity over materials and reduce the use of raw materials. Anticipated Benefits ✓ Claiming additional carbon credit and preparing for plastic ✓ Transforming from liner to circular economy credit ✓ Reclaim waste by brand / application ✓ Compliance with future ESG regulations ✓ Maximizing branded materials’ specs by moving to ✓ To be able to detect in real time and in a non-intrusive manner if multiply cycle use of material any substitution or loss has occurred. 38 Proprietary to SMX, and protected under Federal US, AU, Irish and EU IP laws and regulations, as are any results (physical or intellectual property) of any work done.

Traceability via Blockchain Blockchain Verify 1 – Linking product digital Verify 2 – At the Verify 3 – At the Verify 4 – At the barcode to PCB OEM customer warehouse and its components 39 Proprietary to SMX, and protected under Federal US, AU, Irish and EU IP laws and regulations, as are any results (physical or intellectual property) of any work done.

SMX Adoption, Scale, Commercialisation 40

Sumitomo Non-Ferrous Metals Ethical Sourcing, Sustainability and Recycling https://stockhead.com.au/tech/smx-sumitomo-sign-exclusive-deal-including-35m-sales- target-for-non-ferrous-metals-market-products/ https://www.nikkei.com/paper/article/?b=20221209&ng=DGKKZO66677220Y2A201C2TB1000 41 Proprietary to SMX, and protected under Federal US, AU, Irish and EU IP laws and regulations, as are any results (physical or intellectual property) of any work done.

Continental – Invisible Markers in Tires Ensure Greater Transparency in the Natural Rubber Supply Chain https://stockhead.com.au/tech/smx-continental-break-through-deal-ensures-ethical-sourcing-and-sustainability-in- rubber-tyre-supply-chain/ https://www.theaustralian.com.au/business/stockhead/smx-continental-deal-ensures-ethical-sourcing- sustainability-in-rubber-tyre-supply-chain/news-story/64594307812c8747632679a1f805b197 - https://www.continental.com/en/press/press-releases/20221207-security-matters-smx/ 42 Proprietary to SMX, and protected under Federal US, AU, Irish and EU IP laws and regulations, as are any results (physical or intellectual property) of any work done.

trueSilver Scaling to recycling commercialisation https://stockhead.com.au/tech/smx-secures-funding-to-follow-truegold-with-truesilver/ - 43 Proprietary to SMX, and protected under Federal US, AU, Irish and EU IP laws and regulations, as are any results (physical or intellectual property) of any work done.

SMX Team 44

SMX Leadership Team The SMX team combines deep R&D and commercialization expertise Haggai Alon Zeren Browne 20 Founder, Executive Director & CEO Executive VP, Chief Strategy Officer Additional Employees Founder of Security Matters. 20+ years of 20+ years experience in global brand experience in commercializing technology. management and commercial business activities for luxury & lifestyle conglomerates 4 such as LVMH & Estée Lauder Companies. with Natural Science Ph.D.’s Limor Lotker, CPA Gal Shmueli 8 Chief Financial Officer Chief Technology Officer with Engineering A qualified Israel chartered accountant with 26+ years of experience in the fields of Degrees over 20 years’ experience, and previously held a technology, software engineering, cyber financial leadership role in a company with innovation and system engineering. Retired as a global operations in the electronic industry. colonel, Head of cyber unit in the technological branch of the IDF. 45 Proprietary to SMX, and protected under Federal US, AU, Irish and EU IP laws and regulations, as are any results (physical or intellectual property) of any work done.

SMX Board of Directors



Haggai Alon

Founder, Executive Director & CEO

Founder of Security Matters.
20+ years of experience in commercializing technology.



Ophir Sternberg

Chairman

Began his career assembling, acquiring and developing properties in emerging neighborhoods NYC, which established his reputation for identifying assets with unrealized potential and combining innovative partnerships with efficient financing structures to realize above average returns.

Pauline Khoo

Non-Executive Director

40+ years of financial and managerial experience in financial institutions, law firms and various companies. She currently serves as the Wealth Planning Manager at Mishcon de Reya and was previously the Managing Director of Credit Suisse Trust Limited.



Zeren Browne

Executive VP, Chief Strategy Officer

20+ years experience in global brand management and commercial business activities for luxury & lifestyle conglomerates such as LVMH & Estée Lauder Companies.



Thomas Hawkins

Non-Executive Director

Thomas Hawkins currently serves on the board of directors of the Alumni Association of the University of Michigan and Jumptuit Inc., a data analytics technology company. Mr. Hawkins also serves on the board of directors of MSP Recovery.



Roger Meltzer

Non-Executive Director

Chairman Emeritus of DLA Piper. He is also a member of the firm's Global Board and the US Executive Committee (Co-Chair). Has practiced corporate and securities law for 40+ years.



Amir Bader

Non-Executive Director

20+ years of experience in the management of agricultural businesses in Israel and Europe. Currently managing one of Israel's largest dairy farms.

EQUILIBRIUM ECONOMY

Proprietary to SMX, and protected under Federal US, AU, Irish and EU IP laws and regulations, as are any results (physical or intellectual property) of any work done.

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